U.S.

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 2 to Schedule TO

on

SCHEDULE 13E-3

RULE 13E-3 TRANSACTION STATEMENT UNDER SECTION 13(e)

OF THE SECURITIES EXCHANGE ACT OF 1934

Heska Corporation

(Name of Issuer)

Heska Corporation

(Name of Person(s) Filing Statement)

Common Stock, $.01 Par Value

(Title of Class of Securities)

42805E306

(Cusip Number of Class of Securities)

Jason A. Napolitano
Executive Vice President and Chief Financial Officer
Heska Corporation
3760 Rocky Mountain Avenue
Loveland, Colorado 80538
(970) 493-7272

(Name, Address, and Telephone Numbers of Person Authorized to Receive Notices and Communications on Behalf of the Persons Filing Statement)

WITH COPIES TO:

Scott A. Berdan
Lucy Schlauch Stark
Holland & Hart, LLP
One Boulder Plaza
1800 Broadway, Suite 300
Boulder, CO 80302
(303) 473-2700

This statement is filed in connection with (check the appropriate box):

☐	a.	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C, or Rule 13e-3(c) under the Securities Exchange Act of 1934.

☐	b.	The filing of a registration statement under the Securities Act of 1933.

☒	c.	A tender offer.

☐	d.	None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☐

Check the following box if the filing is a final amendment reporting the results of the transaction ☐

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee

$408,500	$47.00(1)

(1)	The company wired $54.00 to the SEC in connection with its initial filing on Schedule TO-I on August 27, 2012. Of the amount initially funded, $42.00 was allocated to the filing fee previously paid with the Company’s filing on Schedule TO-I on August 27, 2012. The resulting balance to be paid with this filing of $5.00 has already been funded with the initial filing.
*	Calculated solely for the purpose of determining the filing fee, based upon the odd-lot tender offer price of $9.50 per share for the eligible shares of Common Stock, multiplied by 43,000, the estimated maximum number of shares to be purchased in the offer.
☐	Check the box if any part of the fee is offset as provided by §240.0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	Not applicable.

Filing Party:	Not applicable.

Form or Registration No.:	Not applicable.

Date Filed:	Not applicable.

Introduction

This Amendment No. 2 to the Tender Offer Statement on Schedule TO filed on Schedule 13E-3 amends and supplements the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission on August 27, 2012 (“Original Filing”) and amended on September 14, 2012 (“Amendment No. 1”), by Heska Corporation, a Delaware corporation (the “Company”), in connection with its offer to purchase for cash shares of the Company’s common stock held by stockholders that owned 99 or fewer shares as of the close of business on August 21, 2012 and that continue to own such shares through the expiration date for the offer, pursuant to an offer to purchase and the related letter of transmittal, each dated August 27, 2012.

This Amendment No. 2 is being filed for two purposes: (i) to reflect a change in form from Schedule TO to Schedule 13E-3, pursuant to the request of the Securities and Exchange Commission and (ii) to reflect a $1.00 increase in price per share offered by the Company in the odd-lot tender offer from $8.50 to $9.50 per share and a corresponding extension to October 15, 2012 of the expiration date for the offer.

The Company believes that the Company may have less than 300 stockholders of record following the completion of the offer. Federal securities regulation dictates that the Company informs you of a transaction that could result in such a circumstance as it would allow the Company to terminate voluntarily the registration of its common stock with the SEC, suspend its reporting obligations with the SEC under the Exchange Act and become a non-reporting company. The federal securities laws view the offer as a “going-private” transaction because the offer has a reasonable likelihood of allowing the Company to make the aforementioned voluntary termination and suspension. The Company and its board of directors currently intend for the Company to remain a public company for the foreseeable future, with its shares of common stock to remain listed on the Nasdaq Stock Market after the completion of the offer, regardless of whether the completion of the offer results in the Company having less than 300 stockholders of record. There can be no assurance given, however, that the board of directors will not determine at a later date to terminate the registration of the Company’s common stock and its listing on the Nasdaq Stock Market if doing so is deemed by the board of directors at that time to be in the best interests of the Company and its stockholders

Except as otherwise noted below or in Amendment No. 1, no changes have been made to the Original Filing or exhibits filed with the Original Filing. References to the Offer to Purchase refer to the Offer to Purchase as amended by Amendment No. 1.

ITEM 1:	SUMMARY TERM SHEET.

The information set forth under “Summary of Terms” in the Offer to Purchase, which was attached to the Original Filing as Exhibit (a)(1)(i), and as amended by Amendment No. 1, is incorporated herein by reference.

ITEM 2:	SUBJECT COMPANY INFORMATION.

(a)	The name of the Issuer is Heska Corporation. The Company’s principal executive office is located at 3760 Rocky Mountain Avenue, Loveland, Colorado 80538, and its business telephone number is (970) 493-7272.

(b)	As of the close of business on August 21, 2012, the record date, the Company had 5,349,784 shares of Common Stock, $0.01 par value per share, issued and outstanding.

(c)	The information set forth in “Information About the Company – Market Price and Dividend Information” in the Offer to Purchase is incorporated herein by reference.

(d)	The information set forth in “Information About the Company – Market Price and Dividend Information” in the Offer to Purchase is incorporated herein by reference.

(e)	The Company has not made an underwritten public offering of the Company’s Common Stock for cash during the past three years that was registered under the Securities Act of 1933, as amended, or exempt from registration under Regulation A promulgated thereunder.

(f)	The Company has not repurchased shares of its Common Stock in the last two years.

ITEM 3:	IDENTITY AND BACKGROUND OF FILING PERSON.

(a)	The filing person to which this Schedule TO relates is the issuer, Heska Corporation. The name and business address of the Company is set forth in Item 2(a) above. The names, titles, and addresses of each executive officer and director of the Company is set forth under “Information About the Company – Management Information” and “Information About the Company – Stock Ownership” in the Offer to Purchase, which is incorporated herein by reference.

(b)	Not applicable.

(c) (1)	The information set forth in “Information About the Company – Management Information” in the Offer to Purchase is incorporated herein by reference

(2)	The information set forth in “Information About the Company – Management Information” in the Offer to Purchase is
incorporated	herein by reference.

(3)	None of the individuals that is required to be identified pursuant to (c)(1) and (2) above has been convicted in a criminal proceeding during the past five (5) years (excluding traffic violations or similar misdemeanors).

(4)	No individual that is required to be identified pursuant to (c)(1) and (2) above has been a party to any judicial or administrative proceeding during the past five (5) years (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the individual from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.

(5)	Each of the individuals that is required to be identified in (c)(1) and (2) above is a citizen of the United States.

ITEM 4:	TERMS OF THE TRANSACTION.

(a)	The information set forth under “Summary of Terms,” “Special Factors” and “Terms of the Offer” in the Offer to Purchase is incorporated herein by reference.

(c)	The Offer is available only to those record stockholders and beneficial owners of the Company’s Common Stock who owned 99 Shares or less (i.e., odd-lot stockholders) as of August 21, 2012, the record date, and continue to own such Shares on the expiration date of the Offer, and is not open to all persons owning the Company’s Common Stock.

(d)	Stockholders are not entitled to any appraisal or dissenters’ rights under Delaware law as a result of the Offer.

(e)	Security holders will be entitled to access the Company’s corporate records in the manner permitted by applicable federal and Delaware state law; provided, however, the issuer is making no special provision to grant unaffiliated security holders access to its corporate files, nor is it making any special provision to allow unaffiliated security holders to obtain counsel or appraisal services at the expense of the Company.

(f)	Not applicable.

ITEM 5.	PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

The information set forth in the section of the Offer to Purchase entitled “Information About the Company – Stock Ownership” is incorporated herein by reference. Except as otherwise described therein, the following responses are applicable.

(a)(1)	Not applicable.

(2)	The information set forth in “Information About the Company – Recent Transactions, Negotiations, Contacts and Agreements” in the Offer to Purchase is incorporated herein by reference.

(b)(1)	Not applicable.

(2)	Not applicable.

(3)	Not applicable.

(4)	Not applicable.

(5)	Not applicable.

(6)	Not applicable.

(c)(1)	Not applicable.

(2)	Not applicable.

(e)	The information regarding the Company’s employment arrangements, stock options and other equity incentive award and purchase arrangements with each of its executive officers and directors set forth under “Executive Compensation” in the Company’s definitive proxy statement filed on March 19, 2012 with the Securities and Exchange Commission under cover of Schedule 14A for the Company’s 2012 Annual Meeting of Stockholders is incorporated herein by reference.

ITEM 6.	PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

(b)	The Shares purchased in the Offer will be returned to the status of authorized but unissued or treasury shares.

(c)	The information set forth in “Summary of Terms,” “Special Factors – Purposes of the Offer,” “Special Factors – Effects of the Tender Offer Generally,” “Special Factors – Effects of the Tender Offer on Affiliated Stockholders” and “Special Factors – Effects of the Tender Offer on Unaffiliated Stockholders” in the Offer to Purchase is incorporated herein by reference.

ITEM 7.	PURPOSES, ALTERNATIVES, REASONS AND EFFECTS.

(a)	The information set forth in “Summary of Terms,” “Special Factors – Background,” “Special Factors – Purposes of the Offer” and “Special Factors – Effects of the Tender Offer Generally” in the Offer to Purchase is incorporated herein by reference.

(b)	The information set forth in “Special Factors – Our Reasons for Pursuing the Odd-Lot Tender Offer Rather than Other Alternatives” in the Offer to Purchase is incorporated herein by reference.

(c)	The information set forth in “Summary of Terms,” “Special Factors – Background,” “Special Factors – Purposes of the Offer” and “Special Factors – Our Reasons for Pursuing the Odd-Lot Tender Offer Rather than Other Alternatives” in the Offer to Purchase is incorporated herein by reference.

(d)	The information set forth in “Summary of Terms,” “Special Factors – Purposes of the Offer,” “Special Factors – Effects of the Tender Offer Generally,” “Special Factors – Effects of the Tender Offer on Affiliated Stockholders,” “Special Factors – Effects of the Tender Offer on Unaffiliated Stockholders” and “Special Factors – Certain Material Federal Income Tax Consequences” in the Offer to Purchase is incorporated herein by reference.

ITEM 8.	FAIRNESS OF THE TRANSACTION.

(a)	The information set forth in “Special Factors – Determination of Fairness of Offer by our Board of Directors” in the Offer to Purchase is incorporated herein by reference.

(b)	The information set forth in “Special Factors – Determination of Fairness of Offer by our Board of Directors” in the Offer to Purchase is incorporated herein by reference.

(c)	The information set forth in “Special Factors – Determination of Fairness of Offer by our Board of Directors” in the Offer to Purchase is incorporated herein by reference.

(d)	The information set forth in “Special Factors – Determination of Fairness of Offer by our Board of Directors” in the Offer to Purchase is incorporated herein by reference.

(e)	The Offer was approved by the unanimous vote of the Company’s board of directors, including all of the directors who are not Company employees. The information set forth in “Special Factors – Determination of Fairness of Offer by our Board of Directors” in the Offer to Purchase is incorporated herein by reference.

(f)	Not applicable

ITEM 9.	REPORTS, OPINIONS, APPRAISALS AND NEGOTIATIONS.

(a)	The Company has not received any report, opinion or appraisal from an outside party that is materially related to the transactions set forth in the Offer to Purchase. The information set forth in “Special Factors – Determination of Fairness of Offer by our Board of Directors” in the Offer to Purchase is incorporated herein by reference.

(b)	Not applicable.

(c)	Not applicable.

ITEM 10.	SOURCE AND AMOUNTS OF FUNDS OR OTHER CONSIDERATION.

(a)	The information set forth in “Terms of the Offer – Source and Amount of Funds” in the Offer to Purchase is incorporated herein by reference.

(b)	The information set forth in “Terms of the Offer – Source and Amount of Funds” and “Terms of the Offer – Conditions to the Offer” in the Offer to Purchase is incorporated herein by reference.

(c)	The information set forth in “Terms of the Offer – Fees and Expenses” in the Offer to Purchase is incorporated herein by reference. The foregoing expenses will be paid by the Company.

(d)(1)	Not applicable.

(2)	Not applicable.

ITEM 11.	INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

(a)	The information set forth in “Information About the Company – Stock Ownership” and “Information About the Company – Recent Transactions, Negotiations, Contacts and Agreements” in the Offer to Purchase is incorporated herein by reference.

(b)	Neither the Company nor any executive officer, director, affiliate or subsidiary of the Company or any subsidiary, or any of the Company’s pension, profit sharing or similar plans, has engaged in any transaction in the Company’s Common Stock during the past sixty (60) days. The information set forth in “Information About the Company – Recent Transactions, Negotiations, Contacts and Agreements” in the Offer to Purchase is incorporated herein by reference.

ITEM 12.	THE SOLICITATION AND RECOMMENDATION.

(d)	The Company has not granted any stockholder (including any executive officer, director or affiliate) any voting or similar rights in connection with the Offer. To the extent known by the Company after reasonable inquiry, no executive officer, director or affiliate of the Company intends to tender or sell its/his/her Common Stock pursuant to the Offer because none of them own less than 100 Shares.

(e)	To the extent known by the Company after reasonable inquiry, no executive officer, director or affiliate of the Company has made a recommendation either in support of or opposed to the Offer. The information set forth in “Special Factors – Determination of Fairness of Offer by our Board of Directors” in the Offer to Purchase is incorporated herein by reference.

ITEM 13.	FINANCIAL STATEMENTS.

(a)	The financial statements included in (i) the Company’s Annual Report on Form 10-K for the year ended December 31, 2011, and (ii) the Company’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2012, as filed with the SEC, are incorporated herein by reference. The information set forth in “Information About the Company – Summary Consolidated Financial Information” and “Where You Can Find Additional Information” in the Offer to Purchase is incorporated herein by reference.

(b)	No pro forma financial statements are included in this filing or any of the disclosure documents to be mailed to stockholders because the Offer is not anticipated to have a material impact on the Company’s financial condition or results of operations.

(c)	The information set forth in “Information About the Company – Summary Consolidated Financial Information,” “Special Factors – Determination of Fairness of Offer by our Board of Directors” and “Where You Can Find Additional Information” in the Offer to Purchase is incorporated herein by reference.

ITEM 14.	PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED.

(a)	The Company has not retained any outside person to make solicitations in connection with the Offer. The Company has retained Morrow & Co., LLC to act as information agent for the Offer and Continental Stock Transfer & Trust Company to act as depositary for the Offer. No person has been authorized to make any recommendation on behalf of the Company or its board of directors as to whether stockholders should tender Shares pursuant to the Offer. No other person has been authorized to give any information or to make any representation in connection with the Offer to Purchase other than those contained in the Offer to Purchase or in the related letter of transmittal. The depositary and the information agent will be paid customary fees and expenses for their services. The information set forth in “Terms of the Offer – Fees and Expenses” in the Offer to Purchase is incorporated herein by reference.

(b)	Employees of the Company may perform administrative tasks in connection with the Offer and they will not be separately compensated for such services. The Company’s directors, officers and employees may also solicit tenders in person, by telephone or through other forms of communication, but these persons will not receive any additional compensation for the solicitations. The information set forth in “Terms of the Offer – Fees and Expenses” in the Offer to Purchase is incorporated herein by reference.

ITEM	15. ADDITIONAL INFORMATION.

(b)	The Offer will not trigger any payment to any named executive officer of the Company.

(c)	All information set forth in the Offer to Purchase is incorporated herein by reference.

ITEMS 1 THROUGH 15

Items 1 through 15 of Amendment No. 2 to Schedule TO on Schedule 13E-3, as re-stated above and which incorporate by reference the information contained in the offer to purchase, are hereby amended as follows:

(1)

All references to the offer price of $8.50 per share in (i) the Offer to Purchase, (ii) the Letter of Transmittal, (iii) the Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees, (iv) the Letter to Clients for use by Brokers,

Dealers, Commercial Banks, Trust Companies and Other Nominees, (v) the Client Instruction Form for Shares Held by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees, and (vi) the Notice of Guaranteed Delivery are hereby amended and restated to refer to an offer price of $9.50 per share.

(2)	All references to the offer expiration date of 5:00 p.m., Eastern Time, on October 2, 2012 in (i) the Offer to Purchase, (ii) the Letter of Transmittal, (iii) the Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees, (iv) the Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees, and (v) the Notice of Guaranteed Delivery are hereby amended and restated to refer to an offer expiration date of 5:00 p.m., Eastern Time, on October 15, 2012.

(3)	All references to “October 2, 2012” in the Offer to Purchase are hereby amended and restated to refer to the date of “October 15, 2012.”

(4)	The fourth bullet point on page 1 under the heading “Summary of Terms” in the Offer to Purchase is hereby amended to read as follows:

The purchase price per share we are offering is $9.50. This price represents premiums of $1.47, or 18.3%, and $0.48, or 5.3%, over the last share sales price of our common stock as reported on the Nasdaq Stock Market prior to the close of business on the record date ($8.03) and September 21, 2012 ($9.02), respectively. See “Special Factors—Determination of Fairness by our Board of Directors.”

(5)	The second bullet point under the heading “Determination of Fairness of Offer by our Board of Directors” on page 10 of the Offer to Purchase is hereby amended to read as follows:

The purchase price per share we are offering is $9.50. This price represents premiums of $1.47, or 18.3%, and $0.48, or 5.3%, over the last share sales price of our common stock as reported on the Nasdaq Stock Market prior to the close of business on the record date ($8.03) and September 21, 2012 ($9.02), respectively. See “Special Factors—Determination of Fairness by our Board of Directors.”

(6)	The first bullet point on page 11 under the heading “Determination of Fairness of Offer by our Board of Directors” in the Offer to Purchase is hereby amended to read as follows:

Current and Historical Market Prices. The current market prices as well as the Company’s historical stock prices were important considerations for our board of directors. The market price for a share of our common stock over the 52 weeks ended June 30, 2012 has ranged between approximately $6.53 and $13.00. The $9.50 per share price to be paid for tendered shares in the offer represents premiums of $1.47 per share, or 18.3%, and $0.48 per share, or 5.3%, over the market price on the last trade prior to the close of business on August 21, 2012, the record date for the offer, and September 21, 2012, respectively.

(7)	The second bullet point on page 11 under the heading “Determination of Fairness of Offer by our Board of Directors” in the Offer to Purchase is hereby amended to read as follows:

Book Value. As of June 30, 2012, the book value per basic share of our common stock was $9.12. The per share cash price of $9.50 payable in the offer therefore represents approximately a 4.2% premium to the book value per basic share of our common stock. Due to the voluntary nature of the offer, where a tendering shareholder may consider the book value per share and other factors prior to participating, our board of directors did not consider the book value per share to be as relevant as the market price. Our board of directors selected an offer price that it believed would be attractive to eligible unaffiliated stockholders relative to market price, especially in light of the potential limited liquidity of odd-lot stockholders and the transaction costs faced by them in the open market, and therefore motivating, recognizing that the volitional nature of the offer is intended to ensure fairness of any particular offering price to tendering stockholders with disparate personal and financial circumstances and strategies. For those unaffiliated stockholders who do no elect to participate or are otherwise ineligible to participate, the board of directors considered the minimal difference between the offer price and book value to be immaterial.

(8)	References to the number “366 thousand” under “Special Factors – Background,” “ – Our Reasons for Pursuing the Odd-Lot Tender Offer Rather than Other Alternatives,” “ – Effects of the Tender Offer Generally,” and under “Terms of the Offer – Source and Amount of Funds” in the Offer to Purchase are hereby amended and restated to refer to the number “409 thousand.”

ITEM 16.	EXHIBITS.

(a)	Exhibit No.	Description

	(1)(i)	Offer to Purchase for Cash dated August 27, 2012*

	(1)(ii)	Letter of Transmittal*

	(1)(iii)	Form of Letter to Brokers, Dealers, and Commercial Banks, Trust Companies and Other Nominees*

	(1)(iv)	Form of Letter to Clients for Use by Brokers, Dealers, and Commercial Banks, Trust Companies and Other Nominees*

	(1)(v)	Client Instruction Form for Shares Held by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees*

	(1)(vi)	Form of Notice of Guaranteed Delivery*

	(1)(vii)	Letter to Stockholders from the Chief Executive Officer and Chairman of the Board of Heska Corporation, dated August 27, 2012*

	(5)(i)	Press Release dated August 27, 2012*

	(5)(ii)	Press Release dated September 14, 2012*

	(5)(iii)	Press Release dated September 25, 2012

*	Previously filed.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true,

complete and correct.

HESKA CORPORATION

By:	/s/ Jason A. Napolitano
Jason A. Napolitano
Executive Vice President and Chief Financial Officer

Dated: September 25, 2012